MDB Capital Group LLC

2425 Cedar Springs Road

Dallas, Texas 75201

December 13, 2017

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-1

Registration No. 333-220550

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to inform you that through date hereof, approximately 854 copies of the Preliminary Prospectus of Cue Biopharma, Inc. (the “Registrant”) dated December 4, 2017, were distributed to institutional and individual investors.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on December 14, 2017, or as soon thereafter as practicable.

Very truly yours,

MDB CAPITAL GROUP LLC

As representative of the several underwriters

By:	/s/ Christopher Marlett
Name:	Christopher Marlett
Title:	CEO